Page 1 of 5
CUSIP NO. 724508-106


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 14)*



NAME OF ISSUER:                                   PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:                     Common Stock, No Par Value

CUSIP NUMBER:                                     724508-106



Check the following box if a fee is being paid with this statement:  [  ]



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5
CUSIP NO. 724508-106

 1)  Name of Reporting Person                 W. R. Jackson, Jr.
     SS or IRS Identification No.
     of Above Person                          ###-##-####


 2)  Check the Appropriate Box           (a)  ----------------
     if a Member of a Group
     (See Instructions)                  (b)         X
                                              ----------------


 3)  SEC Use Only


 4)  Citizenship or Place of Organization:         United States

     Number of Shares
     Beneficially Owned by Each
     Reporting Person With          (5)  Sole Voting Power

                                               90,760
                                         ------------------

                                    (6)  Shared Voting Power

                                              151,657
                                         ------------------

                                    (7)  Sole Dispositive Power

                                               90,760
                                         ------------------

                                    (8)  Shared Dispositive Power

                                              151,657
                                         ------------------


 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person           242,417


10)  Check if the Aggregate Amount
     in Row 9) Excludes Certain
     Shares (See Instructions)


11)  Percent of Class Represented
     by Amount in Row 9)                         10.4%


12)  Type of Reporting Person
     (See Instructions)                            IN

Page 3 of 5
CUSIP NO. 724508-106


Item 1(a) Name of Issuer:           PITT-DES MOINES, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

                                    3400 Grand Avenue
                                    Pittsburgh, PA  15225


Item 2(a) Name of Person Filing:    W. R. Jackson, Jr.


Item 2(b) Address of Principal Business Office, or if None, Residence:

                                    3400 Grand Avenue
                                    Pittsburgh, PA  15225


Item 2(c) Citizenship:              United States


Item 2(d) Title of Class of Securities:

                                    Common Stock, No Par Value

Item 2(e) CUSIP Number:             724508-106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)       [ ]  Broker or Dealer registered Under Section 15
                                 of the Act.
                  (b)       [ ]  Bank as defined in Section 3(a)(6) of the
                                 Act.
                  (c)       [ ]  Insurance Company as defined in Section
                                 3(a)(19) of the Act.
                  (d)       [ ]  Investment Company registered under Section 8
                                 of the Investment Company Act.
                  (e)       [ ]  Investment Advisor registered under Section
                                 203 of the Investment Advisers Act of 1940.

Page 4 of 5
CUSIP NO. 724508-106

SCHEDULE 13G (Continued)

                  (f)       [ ]  Employee Benefit Plan, Pension Fund which is
                                 subject to the provisions of the Employee
                                 Retirement Income Security Act of 1974 or
                                 Endowment Fund; see 240.13d-1(b)(1)(ii)(F).
                  (g)       [ ]  Parent Holding Company, in accordance with
                                 240.13-d(1)(b)(ii)(G).
                                 (Note:  See Item 7)
                  (h)       [ ]  Group, in accordance with
                                 240.13d(1)(b)(ii)(H).
Item 4        Ownership:

       (a)    Amount beneficially owned:                  242,417

       (b)    Percent of Class:                              10.4%

       (c)    Number of shares as to which person has:

                 (i)     Sole power to vote
                         or to direct the vote:            90,760

                (ii)     Shared power to vote
                         or to direct the vote:           151,657

               (iii)     Sole power to dispose
                         or to direct the
                         disposition of shares:            90,760

                (iv)     Shared power to dispose
                         or to direct the
                         disposition of shares:           151,657

              Reporting person disclaims beneficial ownership of 11,580 shares held by his spouse.

Item 5    Ownership of Five Percent or Less of a Class:

               N/A


Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:

          Other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities referred to in this schedule but no such interest related to more than 5% of the class.

Page 5 of 5
CUSIP NO. 724508-106

SCHEDULE 13G (Continued)


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

               N/A

Item 8    Identification and Classification of Members of the Group:

               N/A

Item 9    Notice of Dissolution of Group:

               N/A

Item 10   Certification:

               N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994



By     \s\  W. R. Jackson, Jr.
       -------------------------
            W. R. Jackson, Jr.